Registration No.  333-82812
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2  to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 606

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 7, 2002 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

           Diversified Trust Accounts-Moderate 70/30 Portfolio
    Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio
           Diversified Trust Accounts-Aggressive 100 Portfolio
                                 FT 606


FT 606 is a series of a unit investment trust, the FT Series. FT 606 consists of three separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by domestic and foreign corporations, Real Estate Investment Trusts ("REITs") and, in certain Trusts, closed-end funds. The objective of each Trust is to provide the potential for capital appreciation. Each Trust has an expected maturity of approximately 18 months.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            FIRST TRUST (R)

                             1-800-621-9533


              The date of this prospectus is March 7, 2002

                      Table of Contents

Summary of Essential Information                         3
Fee Table                                                4
Report of Independent Auditors                           5
Statements of Net Assets                                 6
Schedules of Investments                                 7
The FT Series                                           22
Portfolios                                              22
Risk Factors                                            25
Public Offering                                         28
Distribution of Units                                   30
The Sponsor's Profits                                   31
The Secondary Market                                    31
How We Purchase Units                                   31
Expenses and Charges                                    31
Tax Status                                              32
Retirement Plans                                        34
Rights of Unit Holders                                  34
Income and Capital Distributions                        35
Redeeming Your Units                                    35
Investing in a New Trust                                36
Removing Securities from a Trust                        37
Amending or Terminating the Indenture                   37
Information on General Electric Asset Management,
  Palisade Capital Management, the Sponsor, Trustee
  and Evaluator                                         38
Other Information                                       40

                    Summary of Essential Information

                                 FT 606


 At the Opening of Business on the Initial Date of Deposit-March 7, 2002


                    Sponsor:  Nike Securities L.P.
                    Trustee:  JPMorgan Chase Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                             Diversified Trust Accounts-
                                                                                       Moderately
                                                                    Moderate 70/30     Aggressive 85/15     Aggressive 100
                                                                    Portfolio          Portfolio            Portfolio
                                                                    _________          _________            _________
Initial Number of Units (1)                                             40,020              39,995              39,976
Fractional Undivided Interest in the Trust per Unit (1)               1/40,020            1/39,995            1/39,976
Public Offering Price:
    Aggregate Offering Price Evaluation of Securities per Unit (2)  $    9.900          $    9.900          $    9.900
    Maximum Sales Charge of 2.70% of the Public Offering Price
       per Unit (2.727% of the net amount invested, exclusive
       of the deferred sales charge) (3)                            $     .270          $     .270          $     .270
    Less Deferred Sales Charge per Unit                             $    (.170)         $    (.170)         $    (.170)
Public Offering Price per Unit (4)                                  $   10.000          $   10.000          $   10.000
Sponsor's Initial Repurchase Price per Unit (5)                     $    9.730          $    9.730          $    9.730
Redemption Price per Unit (based on aggregate underlying
    value of Securities less deferred sales charge) (5)             $    9.730          $    9.730          $    9.730
Cash CUSIP Number                                                   30266U 505          30266U 521          30266U 547
Reinvestment CUSIP Number                                           30266U 513          30266U 539          30266U 554
Security Code                                                            62082               62084               62086
Ticker Symbol                                                           FDTAMX              FDTMAX              FDTAAX

First Settlement Date                           March 12, 2002
Rollover Notification Date                      August 15, 2003
Special Redemption and Liquidation Period       September 1, 2003 to September 10, 2003
Mandatory Termination Date (6)                  September 10, 2003
Income Distribution Record Date                 Fifteenth day of each June and December, commencing June 15, 2002.
Income Distribution Date (7)                    Last day of each June and December, commencing June 30, 2002.

_____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account as part of the final liquidation distribution.

                            Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although each Trust has a term of approximately 18 months, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                        Diversified Trust Accounts-
                                                             _______________________________________________________
                                                                                 Moderately
                                                             Moderate 70/30      Aggressive 85/15     Aggressive 100
                                                             Portfolio           Portfolio            Portfolio
                                                             ______________      ________________     ______________
                                                                    Amount                  Amount                  Amount
                                                                    per Unit                per Unit                per Unit
                                                                    ________                ________                ________
Unit Holder Sales Fees (as a percentage
of public offering price)
Maximum Sales Charge

Initial sales charge                                   1.00%(a)     $.100      1.00%(a)     $.100      1.00%(a)     $.100
Deferred sales charge                                  1.70%(b)     $.170      1.70%(b)     $.170      1.70%(b)     $.170
                                                       _______      _______    _______      _______    _______      _______
Maximum Sales Charge                                   2.70%        $.270      2.70%        $.270      2.70%        $.270
                                                       =======      =======    =======      =======    =======      =======
Organization Costs (as a percentage
of public offering price)
Estimated organization costs                           .225%(c)     $.0225     .225%(c)     $.0225     .225%(c)     $.0225
                                                       =======      =======    =======      =======    =======      =======
Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative     .080%        $.0080     .080%        $.0080     .080%        $.0080
and evaluation fees
Trustee's fee and other operating expenses             .173%(e)     $.0173     .173%(e)     $.0173     .173%(e)     $.0173
Underlying Closed-End Fund Expenses                    .313%(f)     $.0312     .159%(f)     $.0159     .000%(f)     $.0000
                                                       _______      _______    _______      _______    _______      _______
Total                                                  .566%        $.0565     .412%        $.0412     .253%        $.0253
                                                       =======      =======    =======      =======    =======      =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                               1 Year      3 Years     5 Years     10 Years
                                                                               __________  __________  __________  ________
Diversified Trust Accounts-Moderate 70/30 Portfolio                            $349        $661        $1,209      $2,272
Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio                334         614         1,131       2,111
Diversified Trust Accounts-Aggressive 100 Portfolio                             318         566         1,050       1,942

The example assumes that the principal amount and distributions are rolled every 18 months into a New Trust.

_____________

(a) The initial sales charge is actually equal to the difference between the maximum sales charge of 2.70% and the amount of any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.170 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing September 20, 2002.

(c) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Other operating expenses do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(f) Although not actual Trust operating expenses, both the Diversified Trust Accounts-Moderate 70/30 Portfolio and the Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio, and therefore Unit holders in such Trusts, will indirectly bear similar operating expenses of the closed-end funds in which these Trusts invest in the estimated amounts set forth in the table. These expenses are estimated based on the actual closed-end fund expenses charged in a closed-end fund's most recent fiscal year but are subject to change in the future. An investor in either of these Trusts will therefore indirectly pay higher expenses than if the underlying closed-end fund shares were held directly.

                  Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 606


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 606, comprising the Diversified Trust Accounts-Moderate 70/30 Portfolio; Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio; and Diversified Trust Accounts-Aggressive 100 Portfolio (collectively, the "Trusts") as of the opening of business on March 7, 2002 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by JPMorgan Chase Bank, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on March 7, 2002, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 606, comprising the Diversified Trust Accounts-Moderate 70/30 Portfolio; Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio; and Diversified Trust Accounts-Aggressive 100 Portfolio, at the opening of business on March 7, 2002 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
March 7, 2002

                           Statements of Net Assets

                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


                                                                                Diversified Trust Accounts-
                                                                                           Moderately
                                                                          Moderate 70/30   Aggressive 85/15 Aggressive 100
                                                                          Portfolio        Portfolio        Portfolio
                                                                          __________       __________       __________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)        $396,194         $395,953         $395,770
Less liability for reimbursement to Sponsor for organization costs (3)        (900)            (900)            (899)
Less liability for deferred sales charge (4)                                (6,803)          (6,799)          (6,796)
                                                                          ________         ________         ________
Net assets                                                                $388,491         $388,254         $388,075
                                                                          ========         ========         ========
Units outstanding                                                           40,020           39,995           39,976

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                     $400,196         $399,953         $399,768
Less maximum sales charge (5)                                              (10,805)         (10,799)         (10,794)
Less estimated reimbursement to Sponsor for organization costs (3)            (900)            (900)            (899)
                                                                          ________         ________         ________
Net assets                                                                $388,491         $388,254         $388,075
                                                                          ========         ========         ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by JPMorgan Chase Bank, of which $2,000,000 will be allocated among the three Trusts in FT 606, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0225 per Unit per Trust. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.170 per Unit, payable to the Sponsor in three approximately equal monthly installments beginning on September 20, 2002 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 20, 2002. If Unit holders redeem their Units before November 20, 2002 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 2.70% of the Public Offering Price per Unit (equivalent to 2.727% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

           Diversified Trust Accounts-Moderate 70/30 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Large-Cap Growth Equity Securities (15.98%)
           _______________________________________
 75        AFL         AFLAC Incorporated                                            0.53%          $ 28.020    $  2,102
 36        AHP         American Home Products Corporation                            0.57%            63.040       2,269
 29        AIG         American International Group, Inc.                            0.56%            76.150       2,208
 74        AOT         Apogent Technologies Inc.                                     0.44%            23.570       1,744
 34        AMAT        Applied Materials, Inc.                                       0.43%            50.540       1,718
 37        ADP         Automatic Data Processing, Inc.                               0.54%            57.470       2,126
 42        BHI         Baker Hughes Incorporated                                     0.41%            38.500       1,617
 39        CAH         Cardinal Health, Inc.                                         0.65%            65.650       2,560
 74        CCL         Carnival Corporation                                          0.56%            29.820       2,207
 48        POS         Catalina Marketing Corporation                                0.44%            36.670       1,760
 35        CEY         Certegy Inc.                                                  0.36%            40.220       1,408
 92        CSCO        Cisco Systems, Inc.                                           0.39%            16.770       1,543
 54        C           Citigroup Inc.                                                0.66%            48.700       2,630
 64        CMCSK       Comcast Corporation (Class A Special)                         0.57%            35.270       2,257
 36        XRAY        DENTSPLY International Inc.                                   0.31%            33.810       1,217
 72        DELL        Dell Computer Corporation                                     0.51%            27.940       2,012
 52        DOV         Dover Corporation                                             0.55%            42.060       2,187
 71        EFX         Equifax Inc.                                                  0.55%            30.890       2,193
 35        FDC         First Data Corporation                                        0.75%            84.650       2,963
 32        G           The Gillette Company                                          0.27%            33.700       1,078
 60        HD          The Home Depot, Inc.                                          0.74%            48.700       2,922
 35        RX          IMS Health Incorporated                                       0.18%            20.420         715
 44        INTC        Intel Corporation                                             0.37%            32.960       1,450
 38        IPG         The Interpublic Group of Companies, Inc.                      0.32%            32.920       1,251
 51        INTU        Intuit Inc.                                                   0.53%            40.880       2,085
168        L           Liberty Media Corporation (Class A)                           0.57%            13.470       2,263
 69        LNCR        Lincare Holdings Inc.                                         0.45%            25.860       1,784
 37        MSFT        Microsoft Corporation                                         0.59%            63.630       2,354
 71        MOLXA       Molex Incorporated (Class A)                                  0.54%            30.300       2,151
 61        PFE         Pfizer Inc.                                                   0.62%            40.540       2,473
 24        SLB         Schlumberger Limited                                          0.37%            61.500       1,476
 20        TXN         Texas Instruments Incorporated                                0.17%            34.200         684
 93        VOD         Vodafone Group Plc (ADR)                                      0.48%            20.490       1,906

                       Schedule of Investments (cont'd.)

           Diversified Trust Accounts-Moderate 70/30 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Large-Cap Value Equity Securities (23.03%)
           _______________________________________
178        T          AT&T Corp.                                                     0.73%          $ 16.240    $  2,891
 14        ALL        The Allstate Corporation                                       0.13%            36.730         514
 60        BUD        Anheuser-Busch Companies, Inc.                                 0.76%            49.900       2,994
126        ACLS       Axcelis Technologies, Inc.                                     0.45%            14.090       1,775
 25        BAC        Bank of America Corporation                                    0.42%            66.700       1,668
 62        BOW        Bowater Incorporated                                           0.81%            52.100       3,230
129        BNI        Burlington Northern Santa Fe Corporation                       1.02%            31.300       4,038
 33        CVX        ChevronTexaco Corporation                                      0.73%            87.900       2,901
 80        COC        Conoco Inc.                                                    0.57%            28.100       2,248
 27        DVN        Devon Energy Corporation                                       0.32%            46.700       1,261
 70        D          Dominion Resources, Inc.                                       1.09%            61.970       4,338
 27        EMR        Emerson Electric Co.                                           0.44%            63.980       1,727
 55        EXC        Exelon Corporation                                             0.73%            52.370       2,880
104        XOM        Exxon Mobil Corporation                                        1.13%            43.210       4,494
 96        FBF        FleetBoston Financial Corporation                              0.87%            35.850       3,442
 31        GD         General Dynamics Corporation                                   0.74%            94.000       2,914
 72        HIG        The Hartford Financial Services Group, Inc.                    1.25%            68.560       4,936
 83        HON        Honeywell International Inc.                                   0.82%            39.000       3,237
 72        KMB        Kimberly-Clark Corporation                                     1.15%            63.120       4,545
 56        LNC        Lincoln National Corporation                                   0.76%            53.500       2,996
 35        MRK        Merck & Co., Inc.                                              0.55%            62.670       2,193
 26        MMM        Minnesota Mining & Manufacturing Company                       0.80%           121.570       3,161
 18        PNC        PNC Financial Services Group                                   0.26%            58.250       1,049
 21        P          Phillips Petroleum Company                                     0.32%            60.850       1,278
 36        RTN        Raytheon Company                                               0.36%            39.550       1,424
 73        ROH        Rohm and Haas Company                                          0.73%            39.610       2,892
 82        SBC        SBC Communications Inc.                                        0.81%            39.030       3,200
 79        SWY        Safeway Inc.                                                   0.87%            43.880       3,467
 25        SIAL       Sigma-Aldrich Corporation                                      0.29%            46.620       1,166
 69        SPC        The St. Paul Companies, Inc.                                   0.86%            49.400       3,409
 21        UNP        Union Pacific Corporation                                      0.34%            64.650       1,358
 86        VZ         Verizon Communications Inc.                                    1.04%            48.090       4,136
 38        WB         Wachovia Corporation                                           0.34%            35.040       1,332
 63        WM         Washington Mutual, Inc.                                        0.54%            33.870       2,134

                     Schedule of Investments (cont'd.)

           Diversified Trust Accounts-Moderate 70/30 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Small-Cap Core Equity Securities (8.96%)
           _______________________________________
 26        PLB        American Italian Pasta Company                                 0.28%          $ 43.200    $  1,123
 86        BLI        Big Lots, Inc.                                                 0.28%            12.900       1,109
 36        CRE        CarrAmerica Realty Corporation                                 0.28%            30.700       1,105
 21        CPG        Chelsea Property Group, Inc.                                   0.28%            53.100       1,115
 23        COO        The Cooper Companies, Inc.                                     0.28%            49.110       1,130
 63        CREE       Cree, Inc.                                                     0.28%            17.640       1,111
 41        CRY        CryoLife, Inc.                                                 0.28%            26.850       1,101
 70        DZTK       Daisytek International Corporation                             0.28%            15.850       1,110
 41        FHR        Fairmont Hotels & Resorts Inc. (3)                             0.28%            27.100       1,111
 44        FLO        Flowers Foods, Inc.                                            0.28%            25.100       1,104
 34        GNWR       Genesee & Wyoming Inc.                                         0.28%            32.800       1,115
 65        ROCK       Gibraltar Steel Corporation                                    0.28%            17.134       1,114
 82        GRP        Grant Prideco, Inc.                                            0.28%            13.500       1,107
 96        ITN        InterTAN, Inc. (3)                                             0.28%            11.600       1,114
 40        SFI        iStar Financial Inc.                                           0.28%            28.000       1,120
 37        JBX        Jack in the Box Inc.                                           0.28%            30.280       1,120
 32        RJF        Raymond James Financial, Inc.                                  0.28%            35.050       1,122
 72        KSU        Kansas City Southern Industries, Inc.                          0.28%            15.380       1,107
 55        KNGT       Knight Transportation, Inc.                                    0.28%            20.240       1,113
 31        NDC        NDCHealth Corporation                                          0.28%            35.490       1,100
 44        NTIQ       NetIQ Corporation                                              0.28%            25.290       1,113
119        PSSI       PSS World Medical, Inc.                                        0.28%             9.330       1,110
 30        PSMT       PriceSmart, Inc.                                               0.28%            36.380       1,091
 39        PRSP       Prosperity Bancshares, Inc.                                    0.28%            28.740       1,121
179        RGCI       Regent Communications, Inc.                                    0.28%             6.180       1,106
 40        SCHS       School Specialty, Inc.                                         0.28%            27.491       1,100
 60        SIB        Staten Island Bancorp, Inc.                                    0.28%            18.560       1,114
 55        STNR       Steiner Leisure Limited                                        0.28%            20.050       1,103
 62        SY         Sybase, Inc.                                                   0.28%            18.000       1,116
 48        TEX        Terex Corporation                                              0.28%            23.170       1,112
 59        TTN        The Titan Corporation                                          0.28%            18.740       1,106
 29        VCI        Valassis Communications, Inc.                                  0.28%            38.500       1,117

                       Schedule of Investments (cont'd.)

           Diversified Trust Accounts-Moderate 70/30 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           International Core Equity Securities (18.04%)
           _______________________________________
 36        AVE            Aventis S.A. (ADR)                                         0.66%          $ 72.200    $  2,599
 72        AXA            AXA S.A. (ADR)                                             0.38%            20.850       1,501
808        BA/.LN         BAE SYSTEMS Plc (4)                                        0.99%             4.850       3,919
215        BHP            BHP Billiton Limited (ADR)                                 0.68%            12.550       2,698
 51        BNP.FP         BNP Paribas S.A. (4)                                       0.65%            50.179       2,559
 46        BMW.GY         Bayerische Motoren Weke (BMW) AG (4)                       0.45%            38.700       1,780
488        BI/.LN         Brambles Industries Plc (4)                                0.60%             4.864       2,374
238        CGNU.LN        CGNU Plc (4)                                               0.64%            10.653       2,535
113        CRH.LN         CRH Plc (4)                                                0.48%            16.887       1,908
 46        CAJ            Canon Inc. (ADR)                                           0.44%            37.570       1,728
 60        CA.FP          Carrefour S.A. (4)                                         0.68%            45.280       2,717
 43        ML.FP          Compagnie Generale des Etablissements Michelin (4)         0.42%            38.411       1,652
 56        CSR            Credit Suisse Group (ADR)                                  0.53%            37.270       2,087
 26        DB             Deutsche Bank AG (3)                                       0.42%            64.810       1,685
 98        HMC            Honda Motor Co., Ltd. (ADR)                                0.54%            21.930       2,149
123        ING            ING Groep N.V. (ADR)                                       0.79%            25.510       3,138
610        BIN.IM         IntesaBci SpA (4)                                          0.38%             2.467       1,505
 95        AHO            Koninklijke Ahold NV (ADR)                                 0.58%            24.090       2,289
 60        MMB.FP         Lagardere S.C.A. (4)                                       0.68%            45.061       2,704
 10        MUV2.GY        Muenchener Rueckversicherungs-Gesellschaft AG (4)          0.65%           256.890       2,569
 90        PCZ            Petro-Canada (3)                                           0.57%            25.080       2,257
184        R.IM           Riunione Adriatica di Sicurta SpA (RAS) (4)                0.58%            12.505       2,301
274        SAMAS.FH       Sampo Oyj (4)                                              0.53%             7.656       2,098
 45        SZE            Suez S.A. (ADR)                                            0.32%            28.150       1,267
157        TSM            Taiwan Semiconductor Manufacturing Company Ltd. (ADR)      0.78%            19.620       3,080
 71        TEF            Telefonica, S.A. (ADR)                                     0.66%            37.160       2,638
455        TSE1.GR        Toshiba Corporation (4)                                    0.46%             4.007       1,823
 55        TOT            TotalFinaElf S.A. (ADR)                                    1.04%            74.810       4,115
 66        V              Vivendi Universal S.A. (ADR)                               0.71%            42.920       2,833
145        VOD            Vodafone Group Plc (ADR)                                   0.75%            20.490       2,971

           Domestic Fixed-Income Securities (22.99%)
           _______________________________________
11,813     BKT            BlackRock Income Trust                                    22.99%             7.710      91,078

           International Fixed-Income Securities (7.00%)
           _______________________________________
2,515      RCS            PIMCO Strategic Global Government Fund, Inc.               7.00%            11.020       27,715

                       Schedule of Investments (cont'd.)

           Diversified Trust Accounts-Moderate 70/30 Portfolio

                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Real Estate Investment Trusts (4.00%)
           __________________________________
 34        AIV           Apartment Investment & Management Company                   0.40%          $ 46.810    $  1,592
 32        AVB           Avalonbay Communities, Inc.                                 0.40%            49.010       1,568
 43        CBL           CBL & Associates Properties, Inc.                           0.40%            37.100       1,595
 77        DDR           Developers Diversified Realty Corporation                   0.40%            20.590       1,585
 53        EOP           Equity Office Properties Trust                              0.40%            30.000       1,590
 48        SLG           SL Green Realty Corp.                                       0.40%            32.690       1,569
 53        HR            Healthcare Realty Trust, Inc.                               0.40%            29.800       1,579
 66        PLD           ProLogis Trust                                              0.40%            23.990       1,583
 65        RA            Reckson Associates Realty Corporation                       0.40%            24.190       1,572
 36        VNO           Vornado Realty Trust                                        0.40%            44.120       1,588
                                                                                   _______                      ________
                            Total Investments                                      100.00%                      $396,194
                                                                                   =======                      ========

__________________

See "Notes to Schedules of Investments" on page 21.

                             Schedule of Investments

    Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Large-Cap Growth Equity Securities (18.00%)
           _______________________________________
 84        AFL         AFLAC Incorporated                                            0.59%          $ 28.020    $  2,354
 41        AHP         American Home Products Corporation                            0.65%            63.040       2,585
 32        AIG         American International Group, Inc.                            0.62%            76.150       2,437
 84        AOT         Apogent Technologies Inc.                                     0.50%            23.570       1,980
 38        AMAT        Applied Materials, Inc.                                       0.48%            50.540       1,921
 42        ADP         Automatic Data Processing, Inc.                               0.61%            57.470       2,414
 47        BHI         Baker Hughes Incorporated                                     0.46%            38.500       1,810
 44        CAH         Cardinal Health, Inc.                                         0.73%            65.650       2,889
 84        CCL         Carnival Corporation                                          0.63%            29.820       2,505
 54        POS         Catalina Marketing Corporation                                0.50%            36.670       1,980
 40        CEY         Certegy Inc.                                                  0.40%            40.220       1,609
104        CSCO        Cisco Systems, Inc.                                           0.44%            16.770       1,744
 61        C           Citigroup Inc.                                                0.75%            48.700       2,971
 72        CMCSK       Comcast Corporation (Class A Special)                         0.64%            35.270       2,539
 40        XRAY        DENTSPLY International Inc.                                   0.34%            33.810       1,352
 81        DELL        Dell Computer Corporation                                     0.57%            27.940       2,263
 59        DOV         Dover Corporation                                             0.63%            42.060       2,482
 80        EFX         Equifax Inc.                                                  0.62%            30.890       2,471
 39        FDC         First Data Corporation                                        0.83%            84.650       3,301
 35        G           The Gillette Company                                          0.30%            33.700       1,180
 68        HD          The Home Depot, Inc.                                          0.84%            48.700       3,312
 39        RX          IMS Health Incorporated                                       0.20%            20.420         796
 51        INTC        Intel Corporation                                             0.42%            32.960       1,681
 44        IPG         The Interpublic Group of Companies, Inc.                      0.37%            32.920       1,448
 58        INTU        Intuit Inc.                                                   0.60%            40.880       2,371
189        L           Liberty Media Corporation (Class A)                           0.64%            13.470       2,546
 78        LNCR        Lincare Holdings Inc.                                         0.51%            25.860       2,017
 42        MSFT        Microsoft Corporation                                         0.67%            63.630       2,672
 79        MOLXA       Molex Incorporated (Class A)                                  0.60%            30.300       2,394
 69        PFE         Pfizer Inc.                                                   0.70%            40.540       2,797
 28        SLB         Schlumberger Limited                                          0.43%            61.500       1,722
 22        TXN         Texas Instruments Incorporated                                0.19%            34.200         752
105        VOD         Vodafone Group Plc (ADR)                                      0.54%            20.490       2,151


                      Schedule of Investments (cont'd.)

    Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Large-Cap Value Equity Securities (26.00%)
           _______________________________________
202        T          AT&T Corp.                                                     0.83%          $ 16.240    $  3,280
 16        ALL        The Allstate Corporation                                       0.15%            36.730         588
 67        BUD        Anheuser-Busch Companies, Inc.                                 0.84%            49.900       3,343
142        ACLS       Axcelis Technologies, Inc.                                     0.51%            14.090       2,001
 28        BAC        Bank of America Corporation                                    0.47%            66.700       1,868
 70        BOW        Bowater Incorporated                                           0.92%            52.100       3,647
145        BNI        Burlington Northern Santa Fe Corporation                       1.15%            31.300       4,539
 37        CVX        ChevronTexaco Corporation                                      0.82%            87.900       3,252
 90        COC        Conoco Inc.                                                    0.64%            28.100       2,529
 31        DVN        Devon Energy Corporation                                       0.37%            46.700       1,448
 78        D          Dominion Resources, Inc.                                       1.22%            61.970       4,834
 30        EMR        Emerson Electric Co.                                           0.48%            63.980       1,919
 63        EXC        Exelon Corporation                                             0.83%            52.370       3,299
117        XOM        Exxon Mobil Corporation                                        1.28%            43.210       5,056
109        FBF        FleetBoston Financial Corporation                              0.99%            35.850       3,908
 35        GD         General Dynamics Corporation                                   0.83%            94.000       3,290
 81        HIG        The Hartford Financial Services Group, Inc.                    1.40%            68.560       5,553
 94        HON        Honeywell International Inc.                                   0.93%            39.000       3,666
 82        KMB        Kimberly-Clark Corporation                                     1.31%            63.120       5,176
 63        LNC        Lincoln National Corporation                                   0.85%            53.500       3,371
 39        MRK        Merck & Co., Inc.                                              0.62%            62.670       2,444
 30        MMM        Minnesota Mining & Manufacturing Company                       0.92%           121.570       3,647
 20        PNC        PNC Financial Services Group                                   0.29%            58.250       1,165
 24        P          Phillips Petroleum Company                                     0.37%            60.850       1,460
 41        RTN        Raytheon Company                                               0.41%            39.550       1,622
 83        ROH        Rohm and Haas Company                                          0.83%            39.610       3,288
 92        SBC        SBC Communications Inc.                                        0.91%            39.030       3,591
 89        SWY        Safeway Inc.                                                   0.99%            43.880       3,905
 28        SIAL       Sigma-Aldrich Corporation                                      0.33%            46.620       1,305
 78        SPC        The St. Paul Companies, Inc.                                   0.97%            49.400       3,853
 23        UNP        Union Pacific Corporation                                      0.38%            64.650       1,487
 96        VZ         Verizon Communications Inc.                                    1.17%            48.090       4,617
 43        WB         Wachovia Corporation                                           0.38%            35.040       1,507
 71        WM         Washington Mutual, Inc.                                        0.61%            33.870       2,405


                        Schedule of Investments (cont'd.)

    Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Small-Cap Core Equity Securities (14.02%)
           _______________________________________
 40        PLB        American Italian Pasta Company                                 0.43%          $ 43.200    $  1,728
134        BLI        Big Lots, Inc.                                                 0.44%            12.900       1,729
 56        CRE        CarrAmerica Realty Corporation                                 0.43%            30.700       1,719
 33        CPG        Chelsea Property Group, Inc.                                   0.44%            53.100       1,752
 35        COO        The Cooper Companies, Inc.                                     0.43%            49.110       1,719
 98        CREE       Cree, Inc.                                                     0.44%            17.640       1,729
 65        CRY        CryoLife, Inc.                                                 0.44%            26.850       1,745
109        DZTK       Daisytek International Corporation                             0.43%            15.850       1,728
 64        FHR        Fairmont Hotels & Resorts Inc. (3)                             0.44%            27.100       1,734
 69        FLO        Flowers Foods, Inc.                                            0.44%            25.100       1,732
 53        GNWR       Genesee & Wyoming Inc.                                         0.44%            32.800       1,738
101        ROCK       Gibraltar Steel Corporation                                    0.44%            17.134       1,731
128        GRP        Grant Prideco, Inc.                                            0.43%            13.500       1,728
149        ITN        InterTAN, Inc. (3)                                             0.44%            11.600       1,728
 62        SFI        iStar Financial Inc.                                           0.44%            28.000       1,736
 57        JBX        Jack in the Box Inc.                                           0.44%            30.280       1,726
 49        RJF        Raymond James Financial, Inc.                                  0.43%            35.050       1,717
113        KSU        Kansas City Southern Industries, Inc.                          0.44%            15.380       1,738
 86        KNGT       Knight Transportation, Inc.                                    0.44%            20.240       1,741
 49        NDC        NDCHealth Corporation                                          0.44%            35.490       1,739
 69        NTIQ       NetIQ Corporation                                              0.44%            25.290       1,745
186        PSSI       PSS World Medical, Inc.                                        0.44%             9.330       1,735
 48        PSMT       PriceSmart, Inc.                                               0.44%            36.380       1,746
 60        PRSP       Prosperity Bancshares, Inc.                                    0.44%            28.740       1,724
280        RGCI       Regent Communications, Inc.                                    0.44%             6.180       1,730
 63        SCHS       School Specialty, Inc.                                         0.44%            27.491       1,732
 93        SIB        Staten Island Bancorp, Inc.                                    0.44%            18.560       1,726
 86        STNR       Steiner Leisure Limited                                        0.44%            20.050       1,724
 96        SY         Sybase, Inc.                                                   0.44%            18.000       1,728
 75        TEX        Terex Corporation                                              0.44%            23.170       1,738
 92        TTN        The Titan Corporation                                          0.44%            18.740       1,724
 45        VCI        Valassis Communications, Inc.                                  0.44%            38.500       1,733

                     Schedule of Investments (cont'd.)

    Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           International Core Equity Securities (21.98%)
           _______________________________________
 44        AVE           Aventis S.A. (ADR)                                          0.80%          $ 72.200    $  3,177
 88        AXA           AXA S.A. (ADR)                                              0.46%            20.850       1,835
985        BA/.LN        BAE SYSTEMS Plc (4)                                         1.21%             4.850       4,777
262        BHP           BHP Billiton Limited (ADR)                                  0.83%            12.550       3,288
 63        BNP.FP        BNP Paribas S.A. (4)                                        0.80%            50.179       3,161
 56        BMW.GY        Bayerische Motoren Weke (BMW) AG (4)                        0.55%            38.700       2,167
593        BI/.LN        Brambles Industries Plc (4)                                 0.73%             4.864       2,884
290        CGNU.LN       CGNU Plc (4)                                                0.78%            10.653       3,089
138        CRH.LN        CRH Plc (4)                                                 0.59%            16.887       2,330
 57        CAJ           Canon Inc. (ADR)                                            0.54%            37.570       2,141
 73        CA.FP         Carrefour S.A. (4)                                          0.83%            45.280       3,305
 52        ML.FP         Compagnie Generale des Etablissements Michelin (4)          0.50%            38.411       1,997
 68        CSR           Credit Suisse Group (ADR)                                   0.64%            37.270       2,534
 32        DB            Deutsche Bank AG (3)                                        0.52%            64.810       2,074
119        HMC           Honda Motor Co., Ltd. (ADR)                                 0.66%            21.930       2,610
150        ING           ING Groep N.V. (ADR)                                        0.97%            25.510       3,827
738        BIN.IM        IntesaBci SpA (4)                                           0.46%             2.467       1,821
117        AHO           Koninklijke Ahold NV (ADR)                                  0.71%            24.090       2,819
 73        MMB.FP        Lagardere S.C.A. (4)                                        0.83%            45.061       3,289
 12        MUV2.GY       Muenchener Rueckversicherungs-Gesellschaft AG (4)           0.78%           256.890       3,083
109        PCZ           Petro-Canada (3)                                            0.69%            25.080       2,734
223        R.IM          Riunione Adriatica di Sicurta SpA (RAS) (4)                 0.70%            12.505       2,789
335        SAMAS.FH      Sampo Oyj (4)                                               0.65%             7.656       2,565
 54        SZE           Suez S.A. (ADR)                                             0.38%            28.150       1,520
191        TSM           Taiwan Semiconductor Manufacturing Company Ltd. (ADR)       0.95%            19.620       3,747
 87        TEF           Telefonica, S.A. (ADR)                                      0.82%            37.160       3,233
558        TSE1.GR       Toshiba Corporation (4)                                     0.56%             4.007       2,236
 66        TOT           TotalFinaElf S.A. (ADR)                                     1.25%            74.810       4,937
 80        V             Vivendi Universal S.A. (ADR)                                0.87%            42.920       3,434
178        VOD           Vodafone Group Plc (ADR)                                    0.92%            20.490       3,647

           Domestic Fixed-Income Securities (10.00%)
           _______________________________________
5,136      BKT           BlackRock Income Trust                                     10.00%            7.710       39,599

           International Fixed-Income Securities (5.00%)
           _______________________________________
1,797      RCS           PIMCO Strategic Global Government Fund, Inc.                5.00%           11.020       19,803

                       Schedule of Investments (cont'd.)

    Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Real Estate Investment Trusts (5.00%)
           ______________________________________
 42        AIV           Apartment Investment & Management Company                   0.50%          $ 46.810    $  1,966
 40        AVB           Avalonbay Communities, Inc.                                 0.50%            49.010       1,960
 53        CBL           CBL & Associates Properties, Inc.                           0.50%            37.100       1,966
 96        DDR           Developers Diversified Realty Corporation                   0.50%            20.590       1,977
 66        EOP           Equity Office Properties Trust                              0.50%            30.000       1,980
 61        SLG           SL Green Realty Corp.                                       0.50%            32.690       1,994
 66        HR            Healthcare Realty Trust, Inc.                               0.50%            29.800       1,967
 83        PLD           ProLogis Trust                                              0.50%            23.990       1,991
 82        RA            Reckson Associates Realty Corporation                       0.50%            24.190       1,984
 45        VNO           Vornado Realty Trust                                        0.50%            44.120       1,985
                                                                                   _______                      ________
                            Total Investments                                      100.00%                      $395,953
                                                                                   =======                      ========

__________________

See "Notes to Schedules of Investments" on page 21.

                       Schedule of Investments

           Diversified Trust Accounts-Aggressive 100 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Large-Cap Growth Equity Securities (22.99%)
           _______________________________________
107        AFL           AFLAC Incorporated                                          0.76%          $ 28.020    $  2,998
 52        AHP           American Home Products Corporation                          0.83%            63.040       3,278
 41        AIG           American International Group, Inc.                          0.79%            76.150       3,122
107        AOT           Apogent Technologies Inc.                                   0.64%            23.570       2,522
 48        AMAT          Applied Materials, Inc.                                     0.61%            50.540       2,426
 54        ADP           Automatic Data Processing, Inc.                             0.78%            57.470       3,103
 60        BHI           Baker Hughes Incorporated                                   0.58%            38.500       2,310
 56        CAH           Cardinal Health, Inc.                                       0.93%            65.650       3,676
107        CCL           Carnival Corporation                                        0.81%            29.820       3,191
 69        POS           Catalina Marketing Corporation                              0.64%            36.670       2,530
 51        CEY           Certegy Inc.                                                0.52%            40.220       2,051
133        CSCO          Cisco Systems, Inc.                                         0.56%            16.770       2,230
 78        C             Citigroup Inc.                                              0.96%            48.700       3,799
 92        CMCSK         Comcast Corporation (Class A Special)                       0.82%            35.270       3,245
 51        XRAY          DENTSPLY International Inc.                                 0.44%            33.810       1,724
103        DELL          Dell Computer Corporation                                   0.73%            27.940       2,878
 75        DOV           Dover Corporation                                           0.80%            42.060       3,155
102        EFX           Equifax Inc.                                                0.80%            30.890       3,151
 49        FDC           First Data Corporation                                      1.05%            84.650       4,148
 45        G             The Gillette Company                                        0.38%            33.700       1,517
 86        HD            The Home Depot, Inc.                                        1.06%            48.700       4,188
 50        RX            IMS Health Incorporated                                     0.26%            20.420       1,021
 65        INTC          Intel Corporation                                           0.54%            32.960       2,142
 56        IPG           The Interpublic Group of Companies, Inc.                    0.48%            32.920       1,844
 74        INTU          Intuit Inc.                                                 0.76%            40.880       3,025
242        L             Liberty Media Corporation (Class A)                         0.82%            13.470       3,260
100        LNCR          Lincare Holdings Inc.                                       0.65%            25.860       2,586
 53        MSFT          Microsoft Corporation                                       0.85%            63.630       3,372
101        MOLXA         Molex Incorporated (Class A)                                0.77%            30.300       3,060
 88        PFE           Pfizer Inc.                                                 0.90%            40.540       3,568
 35        SLB           Schlumberger Limited                                        0.54%            61.500       2,153
 28        TXN           Texas Instruments Incorporated                              0.24%            34.200         958
134        VOD           Vodafone Group Plc (ADR)                                    0.69%            20.490       2,746

                       Schedule of Investments (cont'd.)

           Diversified Trust Accounts-Aggressive 100 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Large-Cap Value Equity Securities (28.97%)
           _______________________________________
225        T          AT&T Corp.                                                     0.92%          $ 16.240    $  3,654
 18        ALL        The Allstate Corporation                                       0.17%            36.730         661
 75        BUD        Anheuser-Busch Companies, Inc.                                 0.95%            49.900       3,743
159        ACLS       Axcelis Technologies, Inc.                                     0.57%            14.090       2,240
 31        BAC        Bank of America Corporation                                    0.52%            66.700       2,068
 78        BOW        Bowater Incorporated                                           1.03%            52.100       4,064
162        BNI        Burlington Northern Santa Fe Corporation                       1.28%            31.300       5,071
 42        CVX        ChevronTexaco Corporation                                      0.93%            87.900       3,692
101        COC        Conoco Inc.                                                    0.72%            28.100       2,838
 34        DVN        Devon Energy Corporation                                       0.40%            46.700       1,588
 87        D          Dominion Resources, Inc.                                       1.36%            61.970       5,391
 33        EMR        Emerson Electric Co.                                           0.53%            63.980       2,111
 70        EXC        Exelon Corporation                                             0.93%            52.370       3,666
131        XOM        Exxon Mobil Corporation                                        1.43%            43.210       5,661
121        FBF        FleetBoston Financial Corporation                              1.10%            35.850       4,338
 39        GD         General Dynamics Corporation                                   0.93%            94.000       3,666
 90        HIG        The Hartford Financial Services Group, Inc.                    1.56%            68.560       6,170
105        HON        Honeywell International Inc.                                   1.03%            39.000       4,095
 91        KMB        Kimberly-Clark Corporation                                     1.45%            63.120       5,744
 70        LNC        Lincoln National Corporation                                   0.95%            53.500       3,745
 44        MRK        Merck & Co., Inc.                                              0.70%            62.670       2,757
 33        MMM        Minnesota Mining & Manufacturing Company                       1.01%           121.570       4,012
 22        PNC        PNC Financial Services Group                                   0.32%            58.250       1,282
 27        P          Phillips Petroleum Company                                     0.42%            60.850       1,643
 45        RTN        Raytheon Company                                               0.45%            39.550       1,780
 92        ROH        Rohm and Haas Company                                          0.92%            39.610       3,644
103        SBC        SBC Communications Inc.                                        1.02%            39.030       4,020
 99        SWY        Safeway Inc.                                                   1.10%            43.880       4,344
 32        SIAL       Sigma-Aldrich Corporation                                      0.38%            46.620       1,492
 86        SPC        The St. Paul Companies, Inc.                                   1.07%            49.400       4,248
 26        UNP        Union Pacific Corporation                                      0.42%            64.650       1,681
107        VZ         Verizon Communications Inc.                                    1.30%            48.090       5,146
 48        WB         Wachovia Corporation                                           0.42%            35.040       1,682
 80        WM         Washington Mutual, Inc.                                        0.68%            33.870       2,710

                    Schedule of Investments (cont'd.)

           Diversified Trust Accounts-Aggressive 100 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Small-Cap Core Equity Securities (16.99%)
           _______________________________________
  49       PLB        American Italian Pasta Company                                 0.54%          $ 43.200    $  2,117
 163       BLI        Big Lots, Inc.                                                 0.53%            12.900       2,103
  68       CRE        CarrAmerica Realty Corporation                                 0.53%            30.700       2,088
  40       CPG        Chelsea Property Group, Inc.                                   0.54%            53.100       2,124
  43       COO        The Cooper Companies, Inc.                                     0.53%            49.110       2,112
 119       CREE       Cree, Inc.                                                     0.53%            17.640       2,099
  78       CRY        CryoLife, Inc.                                                 0.53%            26.850       2,094
 133       DZTK       Daisytek International Corporation                             0.53%            15.850       2,108
  78       FHR        Fairmont Hotels & Resorts Inc. (3)                             0.53%            27.100       2,114
  84       FLO        Flowers Foods, Inc.                                            0.53%            25.100       2,108
  64       GNWR       Genesee & Wyoming Inc.                                         0.53%            32.800       2,099
 123       ROCK       Gibraltar Steel Corporation                                    0.53%            17.134       2,107
 156       GRP        Grant Prideco, Inc.                                            0.53%            13.500       2,106
 181       ITN        InterTAN, Inc. (3)                                             0.53%            11.600       2,100
  75       SFI        iStar Financial Inc.                                           0.53%            28.000       2,100
  69       JBX        Jack in the Box Inc.                                           0.53%            30.280       2,089
  60       RJF        Raymond James Financial, Inc.                                  0.53%            35.050       2,103
 137       KSU        Kansas City Southern Industries, Inc.                          0.53%            15.380       2,107
 104       KNGT       Knight Transportation, Inc.                                    0.53%            20.240       2,105
  59       NDC        NDCHealth Corporation                                          0.53%            35.490       2,094
  83       NTIQ       NetIQ Corporation                                              0.53%            25.290       2,099
 225       PSSI       PSS World Medical, Inc.                                        0.53%             9.330       2,099
  58       PSMT       PriceSmart, Inc.                                               0.53%            36.380       2,110
  73       PRSP       Prosperity Bancshares, Inc.                                    0.53%            28.740       2,098
 340       RGCI       Regent Communications, Inc.                                    0.53%             6.180       2,101
  76       SCHS       School Specialty, Inc.                                         0.53%            27.491       2,089
 113       SIB        Staten Island Bancorp, Inc.                                    0.53%            18.560       2,097
 105       STNR       Steiner Leisure Limited                                        0.53%            20.050       2,105
 117       SY         Sybase, Inc.                                                   0.53%            18.000       2,106
  91       TEX        Terex Corporation                                              0.53%            23.170       2,108
 112       TTN        The Titan Corporation                                          0.53%            18.740       2,099
  55       VCI        Valassis Communications, Inc.                                  0.54%            38.500       2,118

                      Schedule of Investments (cont'd.)

           Diversified Trust Accounts-Aggressive 100 Portfolio
                                 FT 606



                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           International Core Equity Securities (25.06%)
           _______________________________________
  50       AVE           Aventis S.A. (ADR)                                          0.91%          $ 72.200    $  3,610
 100       AXA           AXA S.A. (ADR)                                              0.53%            20.850       2,085
1119       BA/.LN        BAE SYSTEMS Plc (4)                                         1.37%             4.850       5,427
 297       BHP           BHP Billiton Limited (ADR)                                  0.94%            12.550       3,727
  72       BNP.FP        BNP Paribas S.A. (4)                                        0.91%            50.179       3,613
  64       BMW.GY        Bayerische Motoren Weke (BMW) AG (4)                        0.63%            38.700       2,477
 674       BI/.LN        Brambles Industries Plc (4)                                 0.83%             4.864       3,278
 330       CGNU.LN       CGNU Plc (4)                                                0.89%            10.653       3,515
 157       CRH.LN        CRH Plc (4)                                                 0.67%            16.887       2,651
  64       CAJ           Canon Inc. (ADR)                                            0.61%            37.570       2,404
  83       CA.FP         Carrefour S.A. (4)                                          0.95%            45.280       3,758
  60       ML.FP         Compagnie Generale des Etablissements Michelin (4)          0.58%            38.411       2,305
  78       CSR           Credit Suisse Group (ADR)                                   0.73%            37.270       2,907
  36       DB            Deutsche Bank AG (3)                                        0.59%            64.810       2,333
 135       HMC           Honda Motor Co., Ltd. (ADR)                                 0.75%            21.930       2,961
 170       ING           ING Groep N.V. (ADR)                                        1.10%            25.510       4,337
 839       BIN.IM        IntesaBci SpA (4)                                           0.52%             2.467       2,070
 133       AHO           Koninklijke Ahold NV (ADR)                                  0.81%            24.090       3,204
  83       MMB.FP        Lagardere S.C.A. (4)                                        0.95%            45.061       3,740
  14       MUV2.GY       Muenchener Rueckversicherungs-Gesellschaft AG (4)           0.91%           256.890       3,596
 124       PCZ           Petro-Canada (3)                                            0.79%            25.080       3,110
 253       R.IM          Riunione Adriatica di Sicurta SpA (RAS) (4)                 0.80%            12.505       3,164
 381       SAMAS.FH      Sampo Oyj (4)                                               0.74%             7.656       2,917
  62       SZE           Suez S.A. (ADR)                                             0.44%            28.150       1,745
 218       TSM           Taiwan Semiconductor Manufacturing Company Ltd. (ADR)       1.08%            19.620       4,277
  99       TEF           Telefonica, S.A. (ADR)                                      0.93%            37.160       3,679
 635       TSE1.GR       Toshiba Corporation (4)                                     0.64%             4.007       2,544
  75       TOT           TotalFinaElf S.A. (ADR)                                     1.42%            74.810       5,611
  91       V             Vivendi Universal S.A. (ADR)                                0.99%            42.920       3,906
 202       VOD           Vodafone Group Plc (ADR)                                    1.05%            20.490       4,139

                        Schedule of Investments (cont'd.)

           Diversified Trust Accounts-Aggressive 100 Portfolio
                                 FT 606


                    At the Opening of Business on the
                  Initial Date of Deposit-March 7, 2002


Number                                                                             Percentage       Market      Cost of
of         Ticker Symbol and                                                       of Aggregate     Value per   Securities to
Shares     Name of Issuer of Securities (1)                                        Offering Price   Share       the Trust (2)
_____      ____________________________________                                    __________       ______      _______
           Real Estate Investment Trusts (5.99%)
           _______________________________________
 51        AIV           Apartment Investment & Management Company                   0.60%          $  46.810    $  2,387
 48        AVB           Avalonbay Communities, Inc.                                 0.59%             49.010       2,353
 64        CBL           CBL & Associates Properties, Inc.                           0.60%             37.100       2,374
115        DDR           Developers Diversified Realty Corporation                   0.60%             20.590       2,368
 79        EOP           Equity Office Properties Trust                              0.60%             30.000       2,370
 73        SLG           SL Green Realty Corp.                                       0.60%             32.690       2,386
 80        HR            Healthcare Realty Trust, Inc.                               0.60%             29.800       2,384
 99        PLD           ProLogis Trust                                              0.60%             23.990       2,375
 98        RA            Reckson Associates Realty Corporation                       0.60%             24.190       2,371
 54        VNO           Vornado Realty Trust                                        0.60%             44.120       2,382
                                                                                   _______                       ________
                            Total Investments                                      100.00%                       $395,770
                                                                                   =======                       ========

___________

                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 7, 2002. Each Trust has a Mandatory
Termination Date of September 10, 2003.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on March 6, 2002, the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                      Cost of
                                                                      Securities       Profit
                                                                      to Sponsor       (Loss)
                                                                      _________        ______
Diversified Trust Accounts-Moderate 70/30 Portfolio                   $399,201         $(3,007)
Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio       399,096          (3,143)
Diversified Trust Accounts-Aggressive 100 Portfolio                    399,048          (3,278)

(3) This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.
(4) This Security represents the common stock of a foreign company which trades directly on a foreign national securities exchange.

                       The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 606, consists of three separate portfolios set forth below:

- Diversified Trust Accounts-Moderate 70/30 Portfolio

- Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio

- Diversified Trust Accounts-Aggressive 100 Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, JPMorgan Chase Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

Each Trust's objective is to provide investors with the potential for capital appreciation by investing in a diversified portfolio of common stocks issued by domestic and foreign corporations ("Common Stocks"), REITs and, in certain Trusts, closed-end funds ("Closed-End Funds") .

The Diversified Trust Accounts were created to meet investor demand for:

- Asset allocation

- Reduced risk through diversification

- Potential tax advantages

- Professionally selected securities

Historically, Separately Managed Accounts have provided these features, but come with high minimum investment amounts that exclude many investors.

The Diversified Trust Accounts are designed to meet these investor needs and provide many of the benefits of Separately Managed Accounts with much lower minimums.

Asset Allocation-Reduced Risk through Diversification.

Asset allocation is the process of spreading your investments over several broad types of securities, such as income-producing securities, real estate and common stocks, according to your financial goals and risk tolerance level.


The Diversified Trust Accounts include five asset classes, with 10-34 equities within each class, plus, depending on the portfolio, two additional asset classes represented by separate closed-end mutual funds containing portfolios of U.S. and/or foreign bonds.


Research shows that it is the asset allocation decision that accounts for more than 90% of the variation between returns on different investment portfolios.

More simply, the theory states that individual asset classes have distinct characteristics and historically don't react in tandem under the same market conditions. When some are falling in value, others may be rising.

By strategically diversifying your assets, you help offset declines in any one particular class, and have the potential to smooth out the ups and downs of your portfolio and reduce risk over the long term. (Source:
Gary P. Brinson, L. Randolph Hood and Gilbert L. Beebower. "Determinants of Portfolio Performance", Financial Analysts Journal, May/June,1991.)

Portfolio Choices.

In the opinion of many financial analysts, the impact of asset allocation outweighs all other decisions. To help simplify this process, the Diversified Trust Accounts have been created.

The three Diversified Trust Accounts are combined asset class portfolios designed to help investors pursue their financial goals using asset allocation. The portfolios are invested in common stocks of foreign and domestic companies and, in some portfolios, shares of closed-end mutual funds. The three growth portfolios, allocated by Ibbotson Associates, give you the following choices: Moderate (70/30 Portfolio), Moderately Aggressive (85/15 Portfolio) and Aggressive (100 Portfolio).

Potential Tax Advantages.

The Diversified Trust Accounts mature in approximately 18 months.
Because of this defined time horizon, investors will have some control of when they pay taxes.

Capital Gains/Losses-For tax purposes, the portfolios should be held for more than one year. This would allow Unit holders to receive favorable long-term capital gains tax treatment.

In-Kind Distribution (with a minimum of 6,000 units)-Allows you to control the timing of when you sell your shares and incur taxes.

Professional Selection.


GE Asset Management has assisted in the review process for Nike's selection of certain money managers and closed-end funds included in the Trusts. Nike Securities L.P., as Sponsor of the Trusts, is responsible for the selection of securities included in the Trusts, as well as the selection of the money managers and closed-end funds.


Ibbotson Associates has utilized a sophisticated asset allocation process to determine the appropriate allocation of the selected securities to arrive at the three Trusts.

Asset Classes & Institutional Money Managers.

Large-Cap Growth Equity Securities:

Selected by GE Asset Management U. S. Equity Growth Team.


Objective: Provide above-average capital appreciation potential by investing primarily in large-sized U.S. companies.


Selection Criteria: In making its recommendations of Domestic Equity Large Cap Growth securities for the Diversified Trust Accounts, GEAM seeks to identify stocks that, in their opinion, have characteristics such as:

- Consistent growth in sales and earnings;

- Proven industry leadership; generally first or second in their industry;

- Highly sought-after products and services;

- Experienced management teams; and

- Historically have produced solid returns on equity.

Large-Cap Value Equity Securities:

Selected by GE Asset Management U. S. Value Team.

Objective: Provide the potential for long-term growth of capital and future income by investing primarily in U.S. companies the GEAM U.S. Value Team believes are undervalued by the market, but have solid growth prospects.

Selection Criteria: In making its recommendations of Domestic Equity Large-Cap Value securities for the Diversified Trust Accounts, GEAM seeks to identify stocks that have characteristics such as:

- Low prices in relation to their peers and the overall market;

- The potential for long-term earnings growth;

- Improving returns on capital;

- Improving cash flows;

- Overall financial strength;

- Attractive upside potential with limited downside risk.

Small-Cap Core Equity Securities:

Selected by Palisade Capital Management L.L.C. ("PCM").

Objective: Seeks long-term growth of capital by investing primarily in equity securities of companies with small-sized market capitalizations, particularly those that are considered to be undervalued by the market in relation to factors such as the company's assets, earnings or growth potential.

Selection Criteria: In selecting securities for the Diversified Trust Accounts, PCM seeks to identify stocks that, in its opinion, have characteristics such as:

   - High quality companies with ability to execute their vision;

   - Reasonable valuations and longevity of estimated growth rate;

   - Fundamentally sound with strong management teams;

   - Adequate capital and growth potential.

International Core Equity Securities:

Selected by GE Asset Management International Equity Team.


Objective: Seeks long-term growth of capital by investing primarily in the stocks of foreign companies, particularly those that the GEAM
International Equity Team believes to be undervalued relative to their anticipated growth rates.



Selection Criteria: In selecting securities for the Diversified Trust Accounts, GEAM International Equity Team seeks to identify stocks that, in its opinion, have characteristics such as:

   - Low valuations relative to their long-term cash earnings potential;
   - Sound balance sheets;
   - Strong cash flows;
   - Substantial liquidity;
   - Catalyst to unlock potential.


Domestic Fixed Income Securities:

BlackRock Income Trust.

This closed-end mutual fund has been selected to be a part of certain Diversified Trust Accounts; the portfolio for the closed-end fund is actively managed by BlackRock.

Objective: Current income consistent with the preservation of capital.

Investment Strategy: Exposure to U.S. Intermediate Fixed Income Securities is achieved through an investment in shares of the BlackRock Income Trust which invests primarily in investment grade intermediate bonds (maturities from 2-10 years). The Fund will invest in several categories including: mortgage-backed securities backed by the U.S. Government Agencies and, to a lesser extent, U.S. Government securities, asset-backed securities and privately issued mortgage-backed securities.

International Fixed Income Securities:

PIMCO Strategic Global Government Fund, Inc.

This closed-end mutual fund has been selected to be a part of certain Diversified Trust Accounts; the portfolio for the closed-end fund is actively managed by Pacific Investment Management Company LLC ("PIMCO").

Objective: Seeks to generate a level of income that is higher than that generated by high quality, intermediate term U.S. debt securities.

Investment Strategy: Exposure to Global Fixed Income Securities is achieved through an investment in shares of the PIMCO Strategic Global Government Fund, Inc. The PIMCO Strategic Global Government Fund, Inc. invests in debt securities in three separate investment sectors: the United States, developed foreign markets, and emerging markets.

Real Estate Investment Trust (REIT) Securities:

Selected by Nike Securities L.P.

Objective: To provide growth and income by investing in a number of REITs, each of which invests in different types of properties, as well as provides for regional diversification.

Investment Strategy: The Nike Securities selection process attempts to find REIT stocks with the best prospects for capital appreciation by identifying those REITs which meet our investment objectives, trade at attractive valuations and, in our opinion, are most likely to exceed market expectations of future cash flows.

Diversified Trust Account Portfolios.

The asset allocation of each of the Trusts on the Initial Date of Deposit is as follows:

Diversified Trust Accounts-Moderate 70/30 Portfolio

On the Initial Date of Deposit, the Moderate Portfolio is approximately 70% invested in equity securities and 30% invested in fixed income closed-end mutual funds.

Approximate Asset Allocation:


- Large Cap Equity Growth 16%

- Large Cap Equity Value 23%

- Small Cap Core Equity 9%

- International Core Equity 18%

- Domestic Fixed Income 23%

- International Fixed Income 7%

- Real Estate Investment Trusts 4%

Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio

On the Initial Date of Deposit, the Moderately Aggressive Portfolio is approximately 85% invested in equity securities and 15% invested in fixed income closed-end mutual funds.


Approximate Asset Allocation:


- Large Cap Equity Growth 18%

- Large Cap Equity Value 26%

- Small Cap Core Equity 14%

- International Core Equity 22%

- Domestic Fixed Income 10%

- International Fixed Income 5%

- Real Estate Investment Trusts 5%

Diversified Trust Accounts-Aggressive 100 Portfolio

On the Initial Date of Deposit, the Aggressive Portfolio is 100% invested in equity securities.


Approximate Asset Allocation:


- Large Cap Equity Growth 23%

- Large Cap Equity Value 29%

- Small Cap Core Equity 17%

- International Core Equity 25%

- Domestic Fixed Income 0%

- International Fixed Income 0%

- Real Estate Investment Trusts 6%

Advantages of Closed-End Mutual Funds:

Portfolio Control-Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers are better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

Diversification-Closed-end funds typically offer investors diversification by investing in many securities within their stated objective.

More Stable Income-Closed-end funds are structured to generally provide a more stable income stream than other managed fixed-income investment products because they are not subjected to cash inflows and outflows, which can dilute dividends over time. However, as a result of bond calls, redemptions and advanced refundings, which can dilute a fund's income, a stable income cannot be assured.

Ibbotson Associates: Asset Allocation Experts.

Ibbotson Associates, a leading authority on asset allocation, has recommended the mix of assets for the Trust. The asset allocation for each Trust has been determined by Ibbotson through use of their propriety asset allocation analysis.

The Trusts are not sponsored, created or managed by PCM, GEAM, General Electric Company or Ibbotson Associates, Inc. These parties have provided to us certain recommendations for and/or research regarding the Securities and/or the portfolios and have licensed to us the use of certain of their trademarks and trade names. The Sponsor is not obligated to adhere to the recommendations of these parties. These parties have no other responsibilities or obligations to the Trusts or the Unit holders.

Neither the Black Rock Income Trust, the Pimco Strategic Global
Government Fund, Inc., or any parties affiliated therewith, have endorsed or participated in the creation of these Trusts.

You should be aware that the predictions stated herein may not be realized. Of course, as with any similar investment, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.


                       Risk Factors

Price Volatility. The Trusts invest in common stocks of domestic and foreign corporations, Closed-End Funds and/or REITs. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Certain of the Securities in the Trusts are issued by companies with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.



Foreign Stocks. Certain of the common stocks included in the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange, are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange or are listed on a foreign securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

The purchase and sale of certain of the foreign Securities will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.



Exchange Rates. Because securities of foreign issuers not listed on a United States securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. The conversion by 11 of the 15 EU members of their national currencies to the euro could negatively impact the market rate of exchange between such currencies (or the euro) and the U.S. dollar.

To determine the value of foreign Securities not listed on a United States securities exchange or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.


Closed-End Funds. Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or the underling investments change. Closed-End Funds make distributions on a monthly or quarterly basis. As a result of changing interest rates, refundings, sales or defaults on the underlying bonds held by such funds, and other factors, there is no guarantee that distributions will either remain at current levels or increase over time.

Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

Both the Diversified Trust Accounts-Moderate 70/30 Portfolio and the Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio contain shares of the Black Rock Income Trust in their portfolios. Black Rock Income Trust is a closed-end fund which seeks to provide high current income consistent with the preservation of capital by investing primarily in mortgage-backed securities backed by U.S. Government agencies (such as Fannie Mae, Freddie Mac or Ginnie Mae) and, to a lesser extent, U.S. Government securities, asset-backed securities and privately issued mortgage-backed securities. Mortgage-backed securities represent an ownership interest in mortgage loans made by banks and other financial institutions to finance purchase of homes. The value of mortgage-backed securities will fluctuate with changes in interest rates, the general condition of the mortgage-backed securities market, inflation rates or when political or economic events affecting the issuers occur. The cash flow and yield characteristics of these securities differ from traditional debt securities. The major differences typically include more frequent payments and the possibility of prepayments which will change the yield to maturity of the security.


Both the Diversified Trust Accounts-Moderate 70/30 Portfolio and the Diversified Trust Accounts-Moderately Aggressive 85/15 Portfolio also contain shares of the PIMCO Strategic Global Government Fund, Inc. in their portfolios. Effective February 8, 2002, PIMCO replaced Dresdner RCM Global Investors LLC as investment manager of the RCM Strategic Global Government Fund, Inc. In connection therewith, the name of this closed-end fund changed to PIMCO Strategic Global Government Fund, Inc. PIMCO Strategic Global Government Fund, Inc. is a closed-end fund which seeks to generate a level of income that is higher than that generated by high quality, intermediate term U.S. debt securities through an investment in debt securities in three separate investment sectors: the U.S., developed foreign markets, and emerging markets. In general, the value of the securities held by this closed-end fund will be impacted by changing interest rates, general economic conditions and changes in the issuers' credit quality. Foreign securities may also be affected by market and political factors specific to the issuer's country as well as fluctuations in foreign currency exchange rates. Risks associated with investing in foreign securities may be more pronounced in emerging markets where the securities markets are substantially smaller, less developed, less liquid, less regulated, and more volatile that the securities markets of the U.S. and developed foreign markets. Investments in debt securities of foreign governments present special risks, including the fact that issuers may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, or may be unable to make such repayments when due in the currency required under the terms of the debt. Political and social events also may have a greater impact on the price of debt securities issued by foreign governments than on the price of U.S. securities.


Real Estate Investment Trusts. Certain of the Securities in the Trusts are issued by REITs. REITs are financial vehicles that pool investors' capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REITs and their ability to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers of the REITs.

Recommendations. GEAM, PCM and the Sponsor have each recommended Securities for inclusion in the Trusts. While each of these parties has carefully identified and evaluated the Securities in the Trusts as of the Initial Date of Deposit for purposes of making its recommendations in accordance with a Trust's objective, they may choose for any reason not to recommend any or all of the Securities for another purpose or at a later date. This may affect the value of your Units.

You should note that GEAM, PCM and the Sponsor, each acting in their independent capacity as investment advisor to individuals, mutual funds, employee benefit plans, and other institutions and persons, may from time to time distribute information concerning the Securities included in the Trusts to various individuals and entities in which they recommend or affect the purchase or sale of one or more of the Securities. This may have an effect on the prices of the Securities which is adverse to the interests of Unit holders and may have an impact on the price paid by a Trust for Securities as well as the price received upon redemption or termination. You should also be aware that Securities will generally not be removed from a Trust and additional Units of a Trust may be created even if GEAM, PCM or the Sponsor no longer believe certain or all of the Securities have the potential to achieve a Trust's objective over the life of such Trust or if GEAM or PCM has advised the Sponsor against holding any of the Securities.

                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge and a deferred sales charge).


The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.


Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $20,000 worth of Units.

Maximum Sales Charge.

The maximum sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.70% of the Public Offering Price and the amount of the remaining deferred sales charge (initially $.170 per Unit). This initial sales charge is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charge payments of approximately $.0567 per Unit will be deducted from a Trust's assets on approximately the 20th day of each month from September 20, 2002 through November 20, 2002. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.70% of the Public Offering Price.

If you purchase Units after the last deferred sales charge payment has been assessed, your maximum sales charge will consist of a one-time initial sales charge of 2.70% of the Public Offering Price per Unit (equivalent to 2.775% of the net amount invested).

Discounts for Certain Persons.

If you invest at least $500,000 (except if you are purchasing for "Fee Accounts" as described below), the maximum sales charge is reduced as described below.

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ________________
$500 but less than $1,000           2.35%
$1,000 or more                      2.25%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charge will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced maximum sales charge. Any reduced sales charge is the responsibility of the party making the sale.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will purchase Units at the Public Offering Price less the applicable dealer concession.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.


The total value of non-U.S. listed Securities in the Trusts during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.



After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.


                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.60% of the Public
Offering Price per Unit.

Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     ___________
$1 but less than $3                       0.025%
$3 but less than $5                       0.050%
$5 or more                                0.075%

Dealers and other selling agents can combine Units of the Trusts they sell for purposes of reaching the additional concession levels set forth in the above table. Dealers and other selling agents will not receive a concession on the sale of Fee Accounts Units, but such Units will be included in determining whether the above volume sales levels are met. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. GEAM will receive an additional concession of .10% of the Public Offering Price and a structuring fee of .365% of the Public Offering Price per Unit sold. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Pursuant to licensing agreements with Palisade Capital Management, L.L.C. and Ibbotson Associates, Inc., we will pay Palisade Capital Management, L.L.C. and Ibbotson Associates, Inc. .03% and .06%, respectively, of the Public Offering per Unit for allowing us to use certain of their trademarks and trade names.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with
(1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of each Trust less any reduction as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to each Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges


The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use. In addition, investors in certain Trusts will also indirectly pay a portion of the expenses of the underlying Closed-End Funds included in such Trusts.


First Trust Advisors L.P., an affiliate of ours, will be compensated for providing bookkeeping and other administrative services to the Trusts, and, as Sponsor, we will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. In addition, First Trust Advisors L.P. acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor will purchase research services from GEAM for a fee not to exceed $.0025 per Unit sold.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;


- Foreign custodial and transaction fees, if any; and/or


- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Assets of the Trusts.

Each Trust will hold one or more of the following: (i) stock in domestic and foreign corporations (the "Stocks"), (ii) interests in real estate investment trusts (the "REIT Shares") and (iii) interests in regulated investment companies (the "RIC Shares"). All of the foregoing constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity, the REIT Shares constitute shares in entities treated as real estate investment trusts and the RIC Shares constitute shares in closed-end funds treated as regulated investment companies (each a "RIC") for federal income tax purposes.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets and other assets held by the Trusts, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned your Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss Upon Disposition.

If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years. Because each Trust has a maturity of less than five years, the reduction in the capital gains rate for property held for more than five years could only possibly apply to your interest in those securities if you are eligible for and elect to receive an in-kind distribution at redemption or termination.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.

Dividends from REIT Shares and RIC Shares.

Some dividends on the REIT Shares and the RIC Shares may qualify as "capital gain dividends," generally taxable to you as long-term capital gains. Other dividends on the RIC Shares and the REIT Shares, except for any dividends designated as exempt-interest dividends, will generally be taxable to you as ordinary income. If you hold a Unit for six months or less or if your Trust holds a REIT Share or RIC Share for six months or less, any loss incurred by you related to the disposition of such REIT Share or RIC Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share or RIC Share. Distributions of income or capital gains declared on REIT Shares or RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT or RIC during the following January.

Dividends Received Deduction.

A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by your Trust, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs. Distributions on a RIC Share are eligible for the dividends received deduction only to the extent that the dividends received by the Unit owner are attributable to dividends received by the RIC itself from certain domestic corporations and are designated by the RIC as being eligible for the dividends received deduction.

Exchanges and Rollovers.

If you elect to reinvest the proceeds from your Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request an In-Kind distribution of Trust Assets when you redeem your Units or at your Trust's termination. By electing to receive a distribution of Trust Assets, you will receive whole Trust Assets plus, possibly, cash.

You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If a RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes, and you may be entitled to a credit or deduction for such taxes.

Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stock of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Trust that are derived from certain dividends of Stock of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

Some distributions by your Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, your Trusts will not be taxed as corporations, and the income of your Trusts will be treated as the income of the Unit owners in the same manner as for federal income tax purposes.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of each Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions


You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.


The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you are eligible, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."


If you tender at least 6,000 Units, or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally only available for stocks traded and held in the United States. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.


The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum sales charge on such units.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.


Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.


The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.


Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.


Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.


If you own at least 6,000 Units of a Trust, or such other amount as required by your broker/dealer, the Trustee will send you or your broker a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" for additional information. If you elect to receive an In-Kind Distribution, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled. Securities not traded and held in the United States are generally not eligible for an In-Kind Distribution. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated.
Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.


                      Information on
            General Electric Asset Management,
               Palisade Capital Management,
            the Sponsor, Trustee and Evaluator

General Electric Asset Management.

General Electric ("GE") is a global corporation, with operations that span many S&P 500 sectors, and is the only corporation included in the original 1896 Dow Jones Industrial Average that is still listed in the index today. GE is in businesses that produce products as diverse as aircraft engines, household appliances, plastics, financial services and medical products. GE sells a wide variety of products that includes insurance and mutual funds, as well as power plants and locomotives, in the United States and worldwide. GE's expansive operations give GEAM extensive insight into many of the industries represented in the Trusts. GE's global, multi-industry business network provides GEAM's research analysts with easy access to GE's business leaders and other key employees operating in those sectors. GEAM's research analysts have hands-on, real-time information about current market conditions, market trends and company insights. This practical information gives GEAM a "Main Street" understanding to complement the "Wall Street" perspective available to most investment managers.

Palisade Capital Management.

Palisade Capital Management, L.L.C. is an independent investment management firm providing services within a few highly specialized markets; small capitalization equities, convertible securities and private equity. PCM, through its predecessor companies, Whiffletree Capital Management and Broad Street Investment Management, has an operational continuity of more than 15 years. Founded in April, 1995, PCM is a limited liability corporation owned, in part, by its founders, Martin Berman, Jack Feiler, Steve Berman and Richard Meisenberg. Martin Berman and Jack Feiler have worked together for more than 30 years. In 1981, they established Broad Street Investment Management, a subsidiary of Drexel Burnham Lambert. Steven Berman joined the group in 1986. In February of 1990, Messrs. Berman and Feiler established Whiffletree Capital Management as a separate division of Smith Barney. Richard Meisenberg joined the group in 1993. In keeping with their commitment to provide specialized services for their clientele, the group established PCM, a registered investment adviser, and Palisade Capital Securities, L.L.C., an affiliated broker/dealer and member of the NASD. The PCM team began formally managing small-cap equities for ERISA funds in 1987 and introduced an institutional convertible securities product in 1994. As of December 31, 2001, PCM assets under management approximated $2.2 billion.

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $35 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2000, the total partners' capital of Nike Securities L.P. was $21,676,108 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is JPMorgan Chase Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

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Page 43


                             First Trust(R)

           DIVERSIFIED TRUST ACCOUNTS-MODERATE 70/30 PORTFOLIO
    DIVERSIFIED TRUST ACCOUNTS-MODERATELY AGGRESSIVE 85/15 PORTFOLIO
           DIVERSIFIED TRUST ACCOUNTS-AGGRESSIVE 100 PORTFOLIO
                                 FT 606

=                                Sponsor:

                           NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                           JPMorgan Chase Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

                      __________________________


  When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:
         THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND
       MAY BE CHANGED. WE MAY NOT SELL, OR ACCEPT OFFERS TO BUY,
      SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME
        EFFECTIVE WITH THE SECURITIES AND EXCHANGE COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE ILLEGAL.

                      __________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

- Securities Act of 1933 (file no. 333-82812) and

- Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.;
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                              March 7, 2002


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 44


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 606 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated March 7, 2002. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Small-Cap Companies                                         1
   Dividends                                                   2
   Foreign Issuers                                             2
   Exchange Rate                                               2
   Closed-End Funds                                            3
   REITs                                                       4
Litigation
   Microsoft Corporation                                       5
Portfolios
   Large-Cap Growth Equity Securities                          5
   Large-Cap Value Equity Securities                           7
   Small-Cap Core Equity Securities                            9
   International Core Equity Securities                        10
   Domestic Fixed-Income Securities                            12
   International Fixed-Income Securities                       12
   REITs                                                       13

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Foreign Issuers. Since certain of the Securities included in the Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuer of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by the Trusts in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.


Exchange Rate. Certain of the Securities in the Trusts are Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.



The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.



Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.



The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).


Closed-End Funds. Closed-end mutual funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities which the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including the Trusts) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares which were purchased by a Trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent such a plan was implemented and shares owned by a Trust are repurchased by a fund, the Trust's position in that fund would be reduced and the cash would be distributed.

The Trusts are prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which they invest. In the event of a rights offering for additional shares of a fund, Unit holders should expect that their Trust will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

Closed-end funds may utilize leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Trust. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

REITs. An investment in Units of the Trusts should be made with an understanding of risks inherent in an investment in REITs specifically and real estate generally (in addition to securities market risks). Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulations), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. Additional risks include an inability to reduce expenditures associated with a property (such as mortgage payments and property taxes) when rental revenue declines, and possible loss upon foreclosure of mortgaged properties if mortgage payments are not paid when due.


REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowing. Thus, the returns on common equities of the REITs in which the Trusts invest will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of the shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distributed at least 95% of its taxable income to its shareholders each year. If any REIT in a Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and a Trust's ability to make distributions to Unit holders may be adversely affected by changes in national economic conditions, changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skill, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in a Trust. The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware the REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its right as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the Trusts may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.


The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable as to which the underlying properties are at risk in their particular locales. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impracticable to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.


Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in a Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in a Trust.



Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. The District Court handling the antitrust case recently held that Microsoft exercised monopoly power in violation of the Sherman Antitrust Act and various state antitrust laws. The federal appeals court overturned a June 7, 2000 ruling which called for Microsoft to be broken up into two separate companies, one composed of the company's operating systems and the other containing its applications software business. The appeals court has sent the case back to the lower court to determine penalties. It is impossible to predict what impact the penalties will have on Microsoft or the value of its stock.


Portfolios

                   Large-Cap Growth Equity Securities


AFLAC Incorporated, headquartered in Columbus, Georgia, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, and accident and health insurance.



American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.



American International Group, Inc., headquartered in New York, New York, through subsidiaries, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company writes property and casualty and life insurance, and also provides financial services.



Apogent Technologies Inc., headquartered in Portsmouth, New Hampshire, designs, manufactures and markets value-added life science and analytical products. The company's products are used in clinical, research and industrial markets worldwide.



Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts for the worldwide semiconductor industry.



Automatic Data Processing, Inc., headquartered in Roseland, New Jersey, is one of the largest providers of computerized transaction processing, data communication, and information services in the world.

Baker Hughes Incorporated, headquartered in Houston, Texas, is engaged in the oilfield and process industry segments. The company also manufactures and sells other products and provides services to industries that are not related to the oilfield or continuous process industries.



Cardinal Health, Inc., headquartered in Dublin, Ohio, distributes a broad line of pharmaceuticals, surgical and hospital supplies, therapeutic plasma and other specialty pharmaceutical products, health and beauty care products and other items typically sold by hospitals, retail drug stores and other healthcare providers. The company also makes, leases and sells point-of-use pharmacy systems; provides pharmacy management services; and franchises apothecary-style pharmacies.



Carnival Corporation, headquartered in Miami, Florida, operates one of the world's largest multiple-night cruise lines under the names
"Carnival Cruise Lines," "Holland America Line," "Windstar Cruises," "Cunard Line," "Seabourn Cruise Line," "Costa Crociere SpA" and
"Airtours' Sun Cruises." The company markets sightseeing tours and operates several "Westmark" hotels.



Catalina Marketing Corporation, headquartered in St. Petersburg, Florida, provides manufacturers of consumer and pharmaceutical products and retailers with a cost-effective method to deliver advertising messages and promotional incentives directly to targeted customers, based on their purchasing behavior. The company uses loyalty programs, sampling, incentives and other advertising messages.



Certegy Inc., headquartered in Alpharetta, Georgia, provides credit and debit card processing and check risk management services to financial institutions and merchants worldwide.



Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.



Citigroup Inc., headquartered in New York, New York, operates the largest financial services company in the United States. The company offers consumer, investment and private banking, life insurance, property and casualty insurance and consumer finance products.



Comcast Corporation (Class A Special), headquartered in Philadelphia, Pennsylvania, operates cable television systems in the United States and the United Kingdom; develops and operates cellular telephone systems in Pennsylvania, Delaware and New Jersey; and provides electronic retailing services.



DENTSPLY International Inc., headquartered in York, Pennsylvania, designs, develops, makes and markets a broad range of products for the dental market. The company's product line includes dental consumable and laboratory products, and dental equipment. These products are distributed under various brand names and trademarks worldwide.



Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.



Dover Corporation, headquartered in New York, New York, makes, installs and services elevators. The company also makes a broad range of specialized metal fabricated industrial products, electronic components and sophisticated manufacturing equipment.



Equifax Inc., headquartered in Atlanta, Georgia, principally provides information services to businesses to help them grant credit and authorize and process credit cards and check transactions.



First Data Corporation, headquartered in Atlanta, Georgia, provides processing services to issuers of VISA and MasterCards; payment instrument processing services to institutions and consumers; telephone and information processing services; shareholder services; information systems; and data processing.



The Gillette Company, headquartered in Boston, Massachusetts, is a worldwide manufacturer of grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries.



The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Chile. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.



IMS Health Incorporated, headquartered in Westport, Connecticut, is a global provider of information solutions to the pharmaceutical and healthcare industries, including market information and decision-support services.



Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.



The Interpublic Group of Companies, Inc., headquartered in New York, New York, is one of the largest organizations of advertising agencies and marketing service companies.

Intuit Inc., headquartered in Mountain View, California, develops, sells and supports personal finance, small business accounting, tax preparation and other consumer software products, and related electronic services and supplies that enable users to automate commonly performed financial tasks. The company sells its products worldwide.



Liberty Media Corporation (Class A), headquartered in Englewood, Colorado, is the largest provider of cable television services in the United States. The company's domestic programming group provides satellite-delivered video entertainment, information and shopping television services to video distribution outlets, including cable television systems, broadcast television stations, and the direct-to-home satellite market.



Lincare Holdings Inc., headquartered in Clearwater, Florida, is one of the nation's largest providers of oxygen and other respiratory therapy services to patients in their homes.



Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.



Molex Incorporated (Class A), headquartered in Lisle, Illinois, makes electronic, electrical and fiber optic interconnection products and systems; switches; value-added assemblies; and application tooling. The company serves original equipment manufacturers in such industries as automotive, computer, computer peripheral, business equipment, telecommunications, consumer products and premise wiring.



Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.



Schlumberger Limited, headquartered in New York, New York, supplies products and services to the petroleum industry. The company's oilfield services cover exploration, production and completion services; and its "Omnes" unit provides information technology and communications services to oil and gas concerns.



Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.



Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.



                    Large-Cap Value Equity Securities



AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.



The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.



Anheuser-Busch Companies, Inc., headquartered in St. Louis, Missouri, produces and distributes beer under brand names such as "Budweiser," "Busch" and "Michelob." The company also manufactures metal beverage containers, recycles metal and glass beverage containers, and operates rice milling and barley seed processing plants. The company also owns and operates theme parks.



Axcelis Technologies, Inc., headquartered in Beverly, Massachusetts, is a producer of ion implantation, dry strip and photostabilization equipment used in the fabrication of semiconductors in the United
States, Europe and Asia Pacific.



Bank of America Corporation, headquartered in Charlotte, North Carolina, is the holding company for Bank of America and NationsBank and conducts a general banking business in the United States and overseas.



Bowater Incorporated, headquartered in Greenville, South Carolina, manufactures, sells and distributes newsprint, directory paper, uncoated groundwood specialties, coated groundwood paper, market pulp and lumber.



Burlington Northern Santa Fe Corporation, headquartered in Fort Worth, Texas, is engaged in the rail transportation business through Burlington Northern Railroad Co.



ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

Conoco Inc., headquartered in Houston, Texas, is principally engaged in exploring for, and developing, producing and selling crude oil, natural gas and natural gas liquids, refining of crude oil and other feedstocks into petroleum products, and transporting and distributing petroleum products.



Devon Energy Corporation, headquartered in Oklahoma City, Oklahoma, including its subsidiaries, is an energy company engaged primarily in oil and gas exploration, development and production and in the acquisition of producing properties.



Dominion Resources, Inc., headquartered in Richmond, Virginia, supplies electricity in Virginia and North Carolina; participates in independent power production projects; acquires and develops natural gas reserves; and offers diversified financial services.



Emerson Electric Co., headquartered in St. Louis, Missouri, designs, makes and sells electrical, electromechanical and electronic products and systems, including process control, industrial automation, electronics, appliance components and electric motors. The company sells its products worldwide.



Exelon Corporation, headquartered in Chicago, Illinois, is an electric utility holding company for ComEd, PECO Energy Company, Genco and other subsidiaries.



Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.



FleetBoston Financial Corporation, headquartered in Boston,
Massachusetts, conducts a general commercial banking and trust business through a network of branch offices, ATMs and telephone banking centers. The company also provides other activities related to banking and finance.



General Dynamics Corporation, headquartered in Falls Church, Virginia, is engaged in the businesses of shipbuilding and marine systems, business aviation, information systems, and land and amphibious combat systems.



The Hartford Financial Services Group, Inc., headquartered in Hartford, Connecticut, writes commercial property and casualty insurance, personal automobile and homeowners coverages and a variety of life insurance plans; and reinsures third-party risks. The company's strategy is to focus on five core areas: life insurance, reinsurance, commercial lines property-casualty insurance, personal lines property-casualty insurance, and international operations.



Honeywell International Inc., headquartered in Morristown, New Jersey, makes products for the textiles, construction, plastics, electronics, automotive, chemicals, housing, telecommunications, utilities, packaging, military and commercial aviation industries, and for the space program.



Kimberly-Clark Corporation, headquartered in Dallas, Texas, is an international company which manufactures and markets tissue products, personal care and healthcare products, as well as business, correspondence and technical papers. The company sells its products under the brand names, "Depend," "Huggies," "Kleenex," "Kotex," "Page" and "Tecnol."



Lincoln National Corporation, headquartered in Philadelphia,
Pennsylvania, is a holding company, that, through subsidiary companies, operates multiple insurance and investment management businesses.



Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.



Minnesota Mining & Manufacturing Company, headquartered in St. Paul, Minnesota, manufactures industrial, electronic, health, consumer and information-imaging products for distribution worldwide. The company's products include adhesives, abrasives, laser imagers and "Scotch" brand products.



PNC Financial Services Group, headquartered in Pittsburgh, Pennsylvania, is a bank holding company and a financial holding company.



Phillips Petroleum Company, headquartered in Bartlesville, Oklahoma, is a fully integrated petroleum company engaged in four primary industry segments: exploration for and production of crude oil, natural gas and liquids; gathering, processing and marketing of natural gas produced by others; refinement and transportation of petroleum products; and manufacture of petroleum-based chemical products.



Raytheon Company, headquartered in Lexington, Massachusetts, is in the business of defense electronics, including missiles; radar; sensors and electro-optics; intelligence, surveillance and reconnaissance; command, control, communication and information systems; naval systems; air traffic control systems; aircraft integration systems; and technical services.



Rohm and Haas Company, headquartered in Philadelphia, Pennsylvania, is a specialty chemical company. The company's products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal care items, and water purification systems.



SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.



Safeway Inc., headquartered in Pleasanton, California, operates a large chain of food and drug stores in the United States and Canada under the names of "Safeway," "Dominick's," "Vons" and "Carr-Gottstein." The company's stores offer a wide selection of food and general merchandise and feature specialty departments such as bakery, delicatessen, floral and pharmacy. The company also has a network of distribution, manufacturing and food-processing facilities and holds an interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in western Mexico.



Sigma-Aldrich Corporation, headquartered in St. Louis, Missouri, develops, makes and distributes a range of biochemicals, organic chemicals, chromatography products and diagnostic reagents. The company also makes metal products used in the installation and retrofitting of electrical, mechanical and telecommunication applications.



The St. Paul Companies, Inc., headquartered in St. Paul, Minnesota, with subsidiaries, provides a broad range of commercial and consumer related insurance products and services, including property liability insurance underwriting and reinsurance. The company also provides risk advisory services and investment banking asset management services.



Union Pacific Corporation, headquartered in Omaha, Nebraska, operates through subsidiaries in the areas of rail transportation (Union Pacific Railroad Co. and Southern Pacific Rail Corp.) and trucking (Overnite Transportation Company).



Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.



Wachovia Corporation, headquartered in Winston-Salem, North Carolina, through subsidiary banks, conducts a banking business in North Carolina, Florida, Georgia and South Carolina.



Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.

                    Small-Cap Core Equity Securities


American Italian Pasta Company, headquartered in Kansas City, Missouri, produces more than 80 dry pasta shapes from two vertically-integrated milling and pasta production and distribution facilities, generating its revenues from both the retail and institutional markets.



Big Lots, Inc., headquartered in Columbus, Ohio, is a value retailer specializing in closeout merchandise.



CarrAmerica Realty Corporation, headquartered in Washington, D.C., is a self-managed real estate investment trust that focuses primarily on the acquisition, development, ownership and operation of office properties in suburban growth markets in the United States.



Chelsea Property Group, Inc., headquartered in Roseland, New Jersey, is a self-managed real estate investment trust engaged in the development, ownership, acquisition and operation of manufacturers outlet centers.



The Cooper Companies, Inc., headquartered in Pleasanton, California, provides proprietary products and services in two areas: specialty contact lenses; and diagnostic and surgical instruments for women's health care. Major brand names include "Hydrasoft," "Preference," "Vantage," "Permaflex" and "Cooper Clear."



Cree, Inc., headquartered in Durham, North Carolina, develops, manufactures, and markets silicon carbide-based semiconductor materials and electronic devices.



CryoLife, Inc., headquartered in Kennesaw, Georgia, develops and commercializes technology for cryopreservation of viable human tissues for vascular, cardiovascular and orthopaedic transplant applications.



Daisytek International Corporation, headquartered in Allen, Texas, is a wholesale distributor of non-paper computer and office automation supplies and accessories and professional-grade audio and video media products.



Fairmont Hotels & Resorts Inc., headquartered in Toronto, Ontario, Canada, is a North American manager of luxury hotels and resorts with luxury and first class hotels and resorts located in Canada, the United States, Mexico, Bermuda and Barbados.



Flowers Foods, Inc., headquartered in Thomasville, Georgia, is one of the largest producers and marketers of a full line of frozen and non-frozen bakery and dessert products in the United States.



Genesee & Wyoming Inc., headquartered in Greenwich, Connecticut, is a holding company whose subsidiaries own and operate short line and regional freight railroads and provide related rail services to customers in 15 states and Australia.



Gibraltar Steel Corporation, headquartered in Buffalo, New York, is a processor of a broad array of high value-added, technically sophisticated steel and other metal products.



Grant Prideco, Inc., headquartered in Houston, Texas, manufactures and supplies oilfield drill pipe and other drill stem products, as well as engineered connections, and tubing and casing.



InterTAN, Inc., headquartered in Toronto, Ontario, Canada, is engaged principally in the sale of consumer electronics products and services through company-operated retail stores and dealer outlets in Canada.



iStar Financial Inc., headquartered in New York, New York, is a self-managed real estate investment trust which originates, acquires, and services senior and subordinate loans that are unsecured or secured primarily by commercial real estate.



Jack in the Box Inc., headquartered in San Diego, California, operates and franchises "Jack in the Box" quick-serve restaurants with operations principally in the western and southwestern United States.



Raymond James Financial, Inc., headquartered in St. Petersburg, Florida, is a holding company that, through its subsidiaries, is engaged in the securities brokerage business, including the underwriting, distribution, trading and brokerage of equity and debt securities and the sale of other investment products.



Kansas City Southern Industries, Inc., headquartered in Kansas City, Missouri, through its subsidiaries, provides rail freight transportation along a continuous rail network that links markets in the United States, Canada and Mexico.



Knight Transportation, Inc., headquartered in Phoenix, Arizona, is a short-to-medium haul, dry van truckload carrier of general commodities.



NDCHealth Corporation, headquartered in Atlanta, Georgia, provides point-of-service systems, high volume, network-based information solutions and information management services to the healthcare industry.



NetIQ Corporation, headquartered in San Jose, California, develops application management software that enables businesses to optimize the performance and availability of their Windows NT-based systems and applications.



PSS World Medical, Inc., headquartered in Jacksonville, Florida, is a distributor of medical supplies, equipment and pharmaceuticals to primary care and other office-based physicians in the United States.



PriceSmart, Inc., headquartered in San Diego, California, is primarily engaged in the operation of membership shopping warehouses in international markets.



Prosperity Bancshares, Inc., headquartered in Houston, Texas, is a bank holding company for First Prosperity Bank, with banking locations in the greater Houston metropolitan area and surrounding counties.



Regent Communications, Inc., headquartered in Covington, Kentucky, is a radio broadcasting company focused on acquiring, developing and operating radio stations in mid-sized and small markets.



School Specialty, Inc., headquartered in Appleton, Wisconsin, is a distributor of non-textbook educational supplies and furniture for grades pre-kindergarten through 12 to school districts, administrators and teachers through its catalogs.



Staten Island Bancorp, Inc., headquartered in Staten Island, New York, is the holding company for SI Bank and Trust, which operates full-service branches in New York and New Jersey.



Steiner Leisure Limited, headquartered in Nassau, Bahamas, provides spa services and skin and hair care products on board cruise ships worldwide. The company sells premium priced, high quality personal care products in connection with the services it provides and through third party land-based salon and retail channels.



Sybase, Inc., headquartered in Emeryville, California, provides the infrastructure necessary to integrate and manage large enterprises on the Web.



Terex Corporation, headquartered in Westport, Connecticut, is a global manufacturer of equipment for the construction, infrastructure and mining industries.



The Titan Corporation, headquartered in San Diego, California, provides state-of-the-art information technology and electronic systems and services to commercial and government customers in the areas of communications systems, software systems, information technologies, and medical sterilization and food pasteurization.



Valassis Communications, Inc., headquartered in Livonia, Michigan, is a print media company in the field of sales promotion, generating most of its revenues by printing and publishing cents-off coupons and other consumer purchase incentives primarily for package goods manufacturers.


                  International Core Equity Securities


Aventis S.A., headquartered in Strasbourg, France, is engaged in the research, development, production, marketing and sale of organic and inorganic intermediate chemicals, specialty chemicals, fibers, polymers, pharmaceuticals and agricultural chemicals.



AXA S.A., headquartered in Paris, France, is an insurance company which Also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.



BAE SYSTEMS Plc, headquartered in Farnborough, England, manufactures products for the military defense sector, in addition to the civil aircraft market. The company's military products include aircraft, submarines and assorted ships, electronics, sensors and assorted ammunition and weapons systems. Their civil aircraft operations include the manufacture of planes and jet wings, and various engineering services.



BHP Billiton Limited, headquartered in London, England, is an international resources company. The company's principal business lines include mineral exploration and production in addition to petroleum exploration, production and refining. The company also manufactures steel for the construction industry.



BNP Paribas S.A., headquartered in Paris, France, attracts deposits and offers banking services. The company offers consumer, mortgage, commercial and industrial loans; foreign exchange services; discount securities brokerage services; lease financing; factoring; international trade financing; private banking services; and life insurance. The company also advises on mergers and acquisitions, capital restructuring and privatizations.



Bayerische Motoren Weke (BMW) AG, headquartered in Munich, Germany, manufactures and sells luxury cars and motorcycles worldwide.



Brambles Industries Plc, headquartered in London, England, provides materials handling, industrial services and equipment rental. The company operates rail wagon rental in Europe and intermodal transport services called "Mulilog." The company also offers waste management services, pallet management systems, international tank container leasing services, marine towage/barge shipping business and industrial rental equipment.



CGNU Plc, headquartered in London, England, is the holding company for Commercial Union Assurance Company Plc, an international life and property-casualty insurance operation. Through its subsidiary, the company transacts all classes of insurance and life assurance excluding industrial life. The company also does business in property investment and development, loans and mortgages.



CRH Plc, headquartered in Dublin, Ireland, manufactures cement, concrete products, aggregates, asphalt, clay bricks, chemical lime, security fencing products, and roofing, insulation and other building materials. The company also operates builders merchant locations and DIY stores.



Canon Inc., headquartered in Tokyo, Japan, manufactures office, camera and video equipment that includes color laser and high speed copiers, mid-range copiers, 35mm cameras and video equipment. The company also produces and markets computer peripherals and manufactures aligners for semiconductor chip production, broadcasting lenses and medical equipment.



Carrefour S.A., headquartered in Paris, France, operates chains of supermarkets, hypermarkets, discount, cash and carry and frozen food stores in Europe, the Americas and Asia. The company operates stores under the names "Carrefour," "Pryca," "Stoc," "Marche Plus," "Optique Carrefour" and "Comod."



Compagnie Generale des Etablissements Michelin, headquartered in Ferrand, France, manufactures all-purpose tires, wheels, steel cables, maps and tourist guides. The company's tire products are used for automobiles, trucks, aircraft, bicycles and industrial vehicles. The company manufactures and distributes its products worldwide.



Credit Suisse Group, headquartered in Zurich, Switzerland, is one of the world's leading financial services companies, providing banking and insurance solutions for private clients, companies and institutions.



Deutsche Bank AG, headquartered in Frankfurt, Germany, provides a broad range of banking, investment, fund management, securities, credit card, mortgage leasing and insurance services worldwide. The company provides its services to retailers and private clients, corporations and financial institutions, as well as multi-national conglomerates. The company also offers a variety of financial consulting and advisory services.



Honda Motor Co., Ltd., headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.



ING Groep N.V., headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.



IntesaBci SpA, headquartered in Milan, Italy, attracts deposits and offerings banking and financial services. The company offers consumer credit, asset management, Internet banking, merchant banking, securities brokerage, factoring and lease financing services and manages mutual funds. The company has branches throughout Italy, and in several other countries.



Koninklijke Ahold NV, headquartered in Zaandam, the Netherlands, retails food and operates or services supermarkets, hypermarkets and discount stores in North and South America, Europe and Asia. The company's stores include "Stop & Shop," "Giant," "TOPS," "Albert Heijn" and "Bompreco" supermarkets. The company also offers Internet-based home delivery.

Lagardere S.C.A., headquartered in Paris, France, operates communications and media, and high technology businesses. The company publishes newspapers, magazines and books, operates radio broadcasting stations, produces movies and television programming, offers Internet access, hosts Internet websites and manufactures airplanes, helicopters, missiles and satellites.



Muenchener Rueckversicherungs-Gesellschaft AG, headquartered in Munich, Germany, is a financial services provider which offers reinsurance, insurance and asset management services. The company has subsidiaries in most major financial centers throughout the world.



Petro-Canada, headquartered in Calgary, Canada, is a Canadian oil, gas and petroleum company. The company explores for, develops, produces and markets crude oil, natural gas and natural gas liquids. The company also refines, distributes and markets petroleum products and related goods and services.



Riunione Adriatica di Sicurta SpA (RAS), headquartered in Milan, Italy, provides life, automobile, fire and health insurance and reinsurance in Italy and abroad. The company holds stakes in insurance, financial services and real estate companies. Through subsidiaries, the company offers credit, mutual funds and investment fund management services.



Sampo Oyj, headquartered in Sampo, Finland, is a full service financial group. The company offers life insurance and non-life insurance, retail banking with emphasis on electronic and mobile services investment banking and asset management services. The company primarily operates in Finland, but is also active in the Baltic countries and Poland.



Suez S.A., headquartered in Paris, France, treats water, constructs water treatment plants, sells chemical products for water treatment, distributes electricity and gas, collects, treats and recycles waste, and offers cable television and Internet access services. The company operates throughout the world.



Taiwan Semiconductor Manufacturing Company Ltd., headquartered in Hsin-Chu, Taiwan, manufactures integrated circuits based on its proprietary designs. The company offers a comprehensive set of integrated circuit fabrication processes to manufacture CMOS logic, mixed-mode, volatile and non-volatile memory and BiCMOS chips. The company is an affiliate of Philips Electronic N.V.



Telefonica, S.A., headquartered in Madrid, Spain, is the exclusive supplier of voice telephone services in Spain under a contract with the Spanish State. The company also provides telecommunications services in Argentina, Brazil, El Salvador, Peru, Portugal, Puerto Rico, the United States and Venezuela.



Toshiba Corporation, headquartered in Tokyo, Japan, manufactures electrical and electronic products. The company's products include personal computers, storage devices, medical electronic equipment, telecommunication systems, semiconductors, electron tubes, liquid crystal display (LCD), batteries, printed circuits boards (PCB), power systems and consumer electronic products. The company operates worldwide.



TotalFinaElf S.A.,headquartered in Courbevoie, France, is an international integrated oil and gas and specialty chemical company with operations in 80 countries. The company engages in all areas of the petroleum industry, from exploration and production to refining and shipping.



Vivendi Universal S.A., headquartered in Paris, France, operates music, television and film, publishing, Internet, telecommunications and environmental services businesses. The company records and publishes music, produces and distributes television programming and movies, publishes textbooks and interactive games, offers telephone, data transmission, and Internet access services and provides environmental services.



Vodafone Group Plc, headquartered in Newbury, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                    Domestic Fixed-Income Securities


BlackRock Income Trust is a diversified, closed-end management investment company incorporated in the United States. The Fund's objective is to provide high current income consistent with the preservation of capital. The Fund invests in mortgage-backed securities backed by U.S. Government agencies, U.S. Government securities and asset-backed securities.


                  International Fixed-Income Securities


PIMCO Strategic Global Government Fund, Inc. is a non-diversified, closed-end management investment company incorporated in the United States. The
Fund's objective is to generate high current income. The Fund invests at least 65% of its assets in government securities of the United States and other countries. The securities generally have maturities between three and ten years.

                                  REITs


Apartment Investment & Management Company, headquartered in Denver, Colorado, is a self-managed real estate investment trust engaged in the ownership, acquisition, development, expansion and management of multi-family apartment properties.



Avalonbay Communities, Inc., headquartered in Alexandria, Virginia, is a self-managed real estate investment trust which owns or has interests in a portfolio of apartment communities located in the Northeast, Mid-Atlantic, Midwest and Pacific Northwest regions, as well as California.



CBL & Associates Properties, Inc., headquartered in Chattanooga, Tennessee, is a self-managed real estate investment trust which is engaged in the ownership, operation, marketing, management, leasing, expansion, development, redevelopment, acquisition and financing of regional malls and community and neighborhood centers in the United States.



Developers Diversified Realty Corporation, headquartered in Beachwood, Ohio, is a self-managed real estate investment trust which acquires, develops, redevelops, owns, leases, and manages shopping centers, business centers and undeveloped land.



Equity Office Properties Trust, headquartered in Chicago, Illinois, is a self-managed real estate investment trust engaged in acquiring, owning, managing, leasing and renovating office properties and parking facilities throughout the United States.



SL Green Realty Corp., headquartered in New York, New York, is a self-managed real estate investment trust engaged in the business of owning, managing, leasing, acquiring and repositioning Class B office properties in Manhattan.



Healthcare Realty Trust, Inc., headquartered in Nashville, Tennessee, is a self-managed real estate investment trust that integrates owning, managing and developing income-producing real estate properties related to health services throughout the United States.



ProLogis Trust, headquartered in Aurora, Colorado, is a self-managed real estate investment trust which acquires, develops, markets, leases, operates and manages distribution, light manufacturing and temperature-controlled facilities located primarily in full-service, master-planned business parks.



Reckson Associates Realty Corporation, headquartered in Melville, New York, is a self-managed real estate investment trust which owns and manages Class A suburban office and industrial properties in the New York tri-state area.



Vornado Realty Trust, headquartered in New York, New York, is a self-managed real estate investment trust which owns, manages and operates office buildings, retail properties, merchandise marts, temperature-controlled logistics and other real estate investments.


We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits



                               S-1
                           SIGNATURES

     The Registrant, FT 606, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 606, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 7, 2002.

                              FT 606

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                   Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                  TITLE*                 DATE

David J. Allen               Director            )
                             of Nike Securities  )
                             Corporation, the    ) March 7, 2002
                             General Partner of  )
                             Nike Securities L.P.)

Judith M. Van Kampen         Director            )
                             of Nike Securities  ) Robert M. Porcellino
                             Corporation, the    ) Attorney-in-Fact**
                             General Partner of  )
                             Nike Securities L.P.)

Karla M. Van Kampen-Pierre   Director            )
                             of Nike Securities  )
                             Corporation, the    )
                             General Partner of  )
                             Nike Securities L.P.)

David G. Wisen               Director            )
                             of Nike Securities  )
                             Corporation, the    )
                             General Partner of  )
                             Nike Securities L.P.)


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We   consent  to  the  use  in  this  Amendment  No.  2   to
Registration Statement No. 333-82812 of FT 606 of our report dated March 7, 2002 appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.



DELOITTE & TOUCHE LLP


Chicago, Illinois
March 7, 2002


                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.





                               S-5
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1    Form of Trust Agreement for FT 606 among Nike Securities
         L.P.,  as  Depositor, JPMorgan Chase Bank,  as  Trustee,
         First Trust Advisors L.P., as Evaluator, and First Trust
         Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-6

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7